Exhibit 99.1

Notice of our 2023 annual meeting of shareholders

When

Wednesday, May 10, 2023

8:30 a.m. CST

Via live webcast from Saskatoon, SK

https://web.lumiagm.com/488859676

password: cameco2023 (case sensitive)

Where

Cameco Corporation

2121 – 11th Street West

Saskatoon, Saskatchewan

Your vote is important

If you held Cameco common shares on March 13, 2023 (the record date), you are entitled to receive notice of and to vote at this meeting.

You can vote in advance or in real time at the meeting. We encourage shareholders to vote by proxy in advance of the meeting because it’s the easiest way to vote your shares.

See pages 8 through 14 of the attached management proxy

circular for information about how to vote.

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1.888.518.1558 (toll-free in North America) or 416.867.2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 6, 2023